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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EmbraerX signs a Services Agreement with Jet Flight Service for the use of Beacon

São José dos Campos – Brazil, January 31, 2022 – EmbraerX signed an agreement with Jet Flight Service (JFS), a global MRO service provider headquartered in Russia certified by the European Union Aviation Safety Agency (EASA) and Russian Federal Agency for Air Transport (FATA). This partnership is supporting Jet Flight Service (JFS) in gaining efficiencies by onboarding their teams into Beacon’s multi-sided platform.

After seeing the market adopt Beacon across Central and Eastern Europe, JFS decided to join the platform, recognizing it as the best alternative for improving coordination during maintenance operations. The main advantages identified by the provider were related to streamlining maintenance cases, reducing out-of-service time, eliminating redundant communications and leveraging data insights to improve the operation.

“Beacon is easy to use and adopt as it does not replace any systems for us. First, it is a communication solution and second, it is a machine learning engine that builds knowledge bases for the technicians of the future. You can't find that combination anywhere else," said Kirill Trushkovskiy, General Director of Jet Flight Service.

As their teams get onboarded into the Beacon platform, Jet Flight Service is increasing its productivity by expediting communication more efficiently to their customer base and improving coordination among all stakeholders working on interruptions. Teams are benefiting by getting back time and energy that today is wasted due to scattered communication and the use of outdated technologies.

“As an early adopter of Beacon, Jet Flight Service is a great example of a company recognizing the new technology trends. We are thrilled to welcome an organization that understands that success is dependent on coordination and reliability. JFS demands this of us to continually deliver excellence to their customers," said Marco Cesarino, Head of Beacon.

With this agreement, Beacon is bringing more players of the ecosystem into its platform so they can collaborate better and smarter while accelerating return-to-service. Beacon is continuing to serve all types of aircraft and leveraging the benefits of technology as a means to cut through complexity and facilitate collaboration in an industry that is ripe for digital transformation.

About Jet Flight Service

The history of Jet Flight Service starts in 2002, when the first Embraer-135BJ aircraft was delivered to Russia. Over the years of complicated and interesting work, our specialists mastered such modern aircraft as Embraer Legacy 450/500/600/650 and Praetor 500/600, contemporary Gulfstream lineup, including the leading G550 business jet, and Boeing BBJ. Our engineers were first in Russia to be endorsed on Legacy 600, 650 and Gulfstream G450. Aside from our Moscow facility, we have Base Maintenance capability for various aircraft models, including but not limited to Legacy and Praetors, all Challengers and most of the Globals in Riga and Dubai, DWC airport.

About Beacon

Incubated by EmbraerX, Embraer's market accelerator for disruptive businesses, Beacon is the maintenance coordination platform for faster return-to-service. It is an innovative platform designed to connect and synchronize industry resources, the aftermarket supply chain, and aviation services professionals in a more agile and efficient way to keep aircraft flying. Beacon aims to unleash high-value interactions and business opportunities to multiple stakeholders within the service ecosystem. The platform is initially focused on providing solutions to unscheduled aircraft maintenance interruptions.

Through an easily accessible digital web and mobile application (IOS and Android), Beacon's main goal is to connect companies and professionals with one another in a revolutionary way. The technology triggers a network of accredited providers, fostering real-time collaboration during unplanned maintenance activities, accelerating the return to service of aircraft.

About EmbraerX

EmbraerX is a market accelerator committed to developing solutions that transform life’s experiences. As an organization, we are uniquely positioned to lead the world at the intersection of disruptive innovation, autonomy, and air mobility because the values that drive our work are deeply human, cross-culturally resonant, and completely tech-enabled.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations